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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO.___________)*

                     The Aegis Consumer Funding Group, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                              Class A Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   00760G104
--------------------------------------------------------------------------------
                                (CUSIP Number)

 Mohana H. Cheaib-Rahall, 9475 Ulmerton Road, Largo,  FL 33771; (727) 738-0565
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               February 18, 1999
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00760G104                    13D      PAGE          OF         PAGES
         ---------------------                       --------    --------

  (1)     NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Prairie Boy's Investments, Inc.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          N/A
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          Florida
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    Class A Common Stock -- 13,135,987 shares
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     N/A
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   Class A Common Stock -- 13,135,987 shares
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               N/A
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          Class A Common Stock -- 13,135,987 shares
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]
          N/A
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          43.79%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          CO
          ---------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!
              INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
          (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



Item 1.        Class A Common Stock
               The Aegis Consumer Funding Group, Inc.
               200 North Cobb Parkway, Suite 428
               Marietta, GA 30062


Item 2. Prairie Boy's Investments, Inc. ("Prairie Boy's") is a Florida corporation that was formed on June 15, 1998. Its principal business is the acquisition, holding and disposition of investments. The address of the corporation's principal place of business and principal office is 9475 Ulmerton Road, Largo, FL 33771.


               Mohana H. Cheaib-Rahall is the sole officer, director and shareholder of Prairie Boy's and controls the corporation. Her business address is 9475 Ulmerton Road, Largo, FL 33771.


               (d)   Negative

               (e)   Negative


Item 3. Prairie Boy's purchased 13,135,987 shares of The Aegis Consumer Funding Group, Inc. from certain stockholders of The Aegis Consumer Funding Group, Inc. as follows:


               SHAREHOLDER TRANSFEROR                                             NUMBER OF SHARES
               III Fund Ltd., a Cayman Islands corporation                               7,286,926
               III Global Ltd., a Cayman Islands corporation                             5,849,061
                                                                                        ----------

                      Total                                                             13,135,987
                                                                                        ==========


               In connection with the execution of a Stock Purchase Agreement (a copy of which is attached hereto as Exhibit "A"), between the aforementioned parties, Prairie Boy's executed and delivered to III Fund Ltd. a promissory note in the amount of $1,892,753.40, which shall bear interest at the rate of 6% per annum. The principal and interest is due and payable on the note on February 10, 2000. Prairie Boy's also executed a promissory note in favor of III Global, Ltd. in the principal amount of $1,496,376.60. The note shall bear interest at the rate of 6% per annum. The principal and interest is due and payable on the note on February 10, 2000.


Item 4. The purpose of the acquisition of the Class A Common Stock was to obtain a controlling shareholder interest on the part of Prairie Boy's.

               (a) Pursuant to the Stock Purchase Agreement, Prairie Boy's has the right to obtain, upon the conversion of Series C Preferred Stock, not less than an aggregate of 50.1% of the outstanding Common Stock of The Aegis Consumer Funding Group, Inc. Attached as Exhibit "B" is a document reflecting the stock conversion formula.

               (b)  Not applicable

               (c)  Not applicable

               (d) Subsequent to execution of the Stock Purchase Agreement, the Chairman of the Board of The Aegis Consumer Funding Group, Inc., Matthew B. Burns, appointed Donald E. Bender to the Board of Directors of The Aegis Consumer Funding Group, Inc. Thereafter, Matthew B. Burns resigned, leaving Mr. Bender as the sole director and Chairman of the Board of The Aegis Consumer Funding Group, Inc.

               (e)  Not applicable

               (f)  Not applicable

               (g)  Not applicable

               (h)  Not applicable

               (i)  Not applicable

               (j)  Not applicable


Item 5.        (a)  See items 11 and 13 on the cover page for the aggregate number and percentage of shares of Class A Common Stock of The Aegis Consumer Funding Group, Inc. beneficially owned by Prairie Boy's. Upon completion of the stock purchase, Prairie Boy's had ownership and control of 13,135,987 shares of Class A Common Stock of The Aegis Consumer Funding Group, Inc., representing approximately 43.79% of the currently issued and outstanding shares of Class A Common Stock.

               (b) See Items 7 through 10 on the cover page for the number of shares of the Class A Common Stock of The Aegis Consumer Funding Group, Inc., beneficially owned by Prairie Boy's as to which it has sole voting power and sole dispositive power.

               (c)  Not applicable

                  (d)   Not applicable

                  (e)   Not applicable

Item 6.           Not applicable

Item 7.           Attached as Exhibit "A" is the Stock Purchase Agreement
                  (with exhibits, including a form of the promissory notes referred to above, a Stock Pledge Agreement between Prairie Boy's, III Fund Ltd. and III Global Ltd. and a Confirmation Agreement) and Exhibit "B" which reflects a Series C Preferred Stock conversion formula.

Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   PRAIRIE BOY'S INVESTMENTS, INC.



       3/1/99                      /s/ Mohana H. Cheaib-Rahall
--------------------               -------------------------------------
        Date                           Mohana H. Cheaib-Rahall

                                                                       EXHIBIT A

                            STOCK PURCHASE AGREEMENT

                  This Stock Purchase Agreement dated as of February 9, 1999 (this "Agreement"), among Prairie Boy's Investments, Inc., a Florida corporation (the "Buyer"), III Global Ltd., a Cayman Islands corporation ("III Global"), and III Fund Ltd., a Cayman Islands corporation ("III Fund") (III Global and III Fund being sometimes collectively referred to herein as the "Sellers"),

                  WHEREAS, III Fund is the record and beneficial owner of 7,286,926 shares of Common Stock, par value $.01 per share (the "Common Stock"), of The Aegis Consumer Funding Group, Inc., a Delaware corporation (the "Company");

                  WHEREAS, III Fund is the record and beneficial owner of 12 shares of Series C Preferred Stock, par value $.10 per share, of the Company (the "Preferred Stock");

                  WHEREAS, III Global is the record and beneficial owner of 5,849,061 shares of the Common Stock and nine shares of the Preferred Stock;

                  WHEREAS, the Buyer desires to purchase all of such Common Stock and an aggregate of 12 shares of the Preferred Stock (sometimes collectively referred to herein as the "Securities") from the Sellers and III Fund and III Global, respectively, desire to sell to the Buyer such Common Stock and Preferred Stock, on the terms and conditions hereinafter set forth in this Agreement;

                  WHEREAS, as more fully hereinafter set forth, it is the intention of the parties that, as a result of the transactions provided for herein, Buyer shall become the beneficial owner of or have the right to acquire (upon the conversion of the Preferred Stock) not less than an aggregate of 50.1% of the outstanding Common Stock of the Company and that the sale and assignment of Common Stock and Preferred Stock by the Sellers to the Buyer shall be without any express or implied representation or warranty by either of the Sellers (with regard to Aegis, its financial condition, financial statements, business, assets, liabilities, prospects or any other matter) except as expressly hereinafter set forth.

                  NOW THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt of which is acknowledged, it is agreed as follows:

                                    ARTICLE I

                       SALE AND PURCHASE OF THE SECURITIES

                  Section 1.1 Sale and Purchase of the Securities. On the date hereof:

                  (a) III Fund shall deliver to the Buyer (i) a certificate or certificates representing an aggregate of 7,286,926 shares of Common Stock accompanied by a duly executed stock power with signatures guaranteed transferring and assigning such Common Stock to Buyer subject only to the lien created by the Pledge Agreement (as such term is defined herein) and (ii) a certificate representing an aggregate of seven shares of Preferred Stock accompanied by a duly executed stock power with signatures guaranteed transferring such Preferred Stock to the Buyer subject only to the lien created by the Pledge Agreement.

                  (b) III Global shall deliver to the Buyer (i) a certificate or certificates representing an aggregate of 5,849,061 shares of Common Stock accompanied by a duly executed stock power with signatures guaranteed transferring and assigning such Common Stock to Buyer subject only to the lien created by the Pledge Agreement and (ii) a certificate representing an aggregate of five shares of Preferred Stock accompanied by a duly executed stock power with signatures guaranteed transferring such Preferred Stock to the Buyer subject only to the lien created by the Pledge Agreement.

                  (c) In payment of the purchase price for the Common Stock and Preferred Stock, the Buyer shall deliver (i) to III Fund a duly executed promissory note in the form attached hereto as Exhibit I in the principal amount of $1,892,753.40 (a "Note"); (ii) to III Global a duly executed Note in the principal amount of $1,496,376.60; and (iii) to III Fund and III Global a duly executed Pledge Agreement in the form attached hereto as Exhibit II creating a security interest in the Securities in favor of the Sellers to secure the payment of the principal and interest on the Notes when due and payable in accordance therewith and (iv) to the Sellers, certificates representing the Securities accompanied by the stock power referred to in Section 1(a) of the Pledge Agreement, to be held by Sellers pursuant to the terms of the Pledge Agreement to secure the payment of principal and interest due and payable on the Notes.

                  (d) The Sellers shall deliver to the Buyer and the Company a duly executed copy of the form of Confirmation Agreement attached hereto as
Exhibit III pertaining to certain indebtedness owed by the Company to the Sellers and their Affiliates and the liens securing such indebtedness.

                  Section 1.2  General.  The parties acknowledge that:

                  (a) the Preferred Stock is convertible into Common Stock of the Company; on the date hereof the 12 shares of Preferred Stock being sold, transferred and assigned by the

Sellers to the Buyer on the date hereof are convertible into an aggregate of 3,809,663 shares of Common Stock;

                  (b) it is intended by the parties that the aggregate number of shares of Common Stock being sold, assigned and transferred to the Buyer on the date hereof (the "Existing Shares") plus the number of shares of Common Stock into which the Preferred Stock being sold, assigned and transferred to the Buyer on the date hereof is convertible (the "Conversion Shares"), will equal that number of shares of Common Stock of the Company equal to 50.1% (the "Required Percentage") of the outstanding shares of Common Stock of the Company, after giving effect to such conversion (the "Outstanding Common Stock") on the date hereof;

                  (c) it is acknowledged that, prior to any conversion of the Preferred Stock, the Buyer will be required to make the filings required by the Hart-Scott-Rodino Antitrust Improvements Act of 1974 (the "HSR Act") and the regulations thereunder, and delay conversion until the expiration of the waiting period or periods therein provided. Provided that the Buyer shall have made, or caused to be made, such HSR Act filing within 30 days of the date of this Agreement and such waiting period shall have expired not later than 60 days after the date of this Agreement (the "Expiration Date"), if on the Expiration Date the sum of the Existing Shares plus the Conversion Shares divided by the Outstanding Common Stock on the Expiration Date is less than the Required Percentage, (i) the Sellers shall sell, transfer and assign to the Buyer that number of additional shares of Preferred Stock so that upon conversion thereof the Buyers will have or be entitled to receive the Required Percentage of the Outstanding Common Stock on the Expiration Date and
(ii) the Buyer shall execute and deliver to the Sellers such documents as may be reasonably necessary to amend the Notes to increase the principal amount thereof by an amount equal to $0.20 times the number of additional shares of Common Stock into which such additional Preferred Stock shall then be convertible.

                  It is understood that on the date hereof III Fund owns of record five shares of Preferred Stock and III Global owns of record four shares of Preferred Stock which are not being sold, transferred and assigned to the Buyer pursuant to Section 1.1. Nothing in this Section 1.2 shall obligate III Fund or III Global to sell, assign and transfer to Buyer more than five and four additional shares of Preferred Stock, respectively.

                                   ARTICLE II

                 REPRESENTATIONS AND WARRANTIES OF THE SELLERS

                  Section 2.1 Representations and Warranties of III Global. As an inducement to the Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, III Global represents and warrants to the Buyer as follows:

                  (a) Organization and Authority of III Global. III Global is a corporation duly organized, validly existing and in good standing under the laws of the Cayman Islands. III Global has full corporate power and authority to own or lease and to operate and use its properties and to carry on its business as now conducted.

                  III Global has full corporate power and authority to execute, deliver and perform this Agreement and each of the Seller Ancillary Agreements. This Agreement and each of the Seller Ancillary Agreements have been duly authorized, executed and delivered by III Global and is the legal, valid and binding obligation of III Global enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other laws affecting the rights of creditors generally and by general principles of equity.

                  Neither the execution and delivery by III Global of this Agreement or the Seller Ancillary Agreements or the consummation by III Global of any of the transactions contemplated hereby or thereby nor compliance with or fulfillment of the terms, conditions and provisions hereof or thereof will:

                  (A) conflict with, result in a breach of the terms, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation or a loss of rights under, or result in the creation or imposition of any Encumbrance upon any of the assets or properties of III Global under (1) its memorandum or articles of association or by-laws, (2) any note, instrument, agreement, mortgage, lease, license, franchise, permit or other authorization, right, restriction or obligation to which is a party or any of the assets or properties of III Global is subject or by which III Global is bound, (3) any Court Order to which III Global is a party or any of the assets or properties of III Global is subject or by which III Global is bound, or (4) any Requirements of Laws affecting III Global or its assets or properties; provided that no representation or warranty is made in this clause (A) with respect to any matter concerning III Global that individually could not reasonably be expected to have a Material Adverse Effect with respect to III Global; or

                  (B) require the approval, consent, authorization or act of, or the making by III Global of any declaration, filing or registration with, any Person.

                  (b) III Global is the record and beneficial owner of 5,849,061 shares of Common Stock and nine shares of Preferred Stock. All of such Common Stock and Preferred Stock is validly issued, fully paid and nonassessable and was not issued in violation of any preemptive or similar rights. All of such shares are owned by III Global free from all Encumbrances of any kind except for Permitted Encumbrances.

                  (c) No Finder. Neither III Global nor any Person acting on its behalf has paid or become obligated to pay any fee or commission to any broker, finder or intermediary for or on account of the transactions contemplated by this Agreement.

                  (d) Litigation. There is no action, suit or proceeding pending, or, to the knowledge of III Global, threatened which questions the legality or propriety of the transactions contemplated by this Agreement.

                  (e) Distribution. Since June 30, 1998, no dividends or other cash distributions have been paid or made with respect to the equity securities of the Company and the Company has not paid any amounts to its officers or employees other than regular salaries and employee benefits payable in the ordinary course of the Company's business.

                  Section 2.2 Representations and Warranties of III Fund. As an inducement to the Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, III Fund represents and warrants to the Buyer as follows:

                  (a) Organization and Authority of III Fund. III Fund is a corporation duly organized, validly existing and in good standing under the laws of the Cayman Islands. III Fund has full corporate power and authority to own or lease and to operate and use its properties and to carry on its business as now conducted.

                  III Fund has full corporate power and authority to execute, deliver and perform this Agreement and each of the Seller Ancillary Agreements. This Agreement and each of the Seller Ancillary Agreements have been duly authorized, executed and delivered by III Fund and is the legal, valid and binding obligation of III Fund enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other laws affecting the rights of creditors generally and by general principles of equity.

                  Neither the execution and delivery by III Fund of this Agreement or the Seller Ancillary Agreements or the consummation by III Fund of any of the transactions contemplated hereby or thereby nor compliance with or fulfillment of the terms, conditions and provisions hereof or thereof will:

                  (A) conflict with, result in a breach of the terms, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation or a loss of rights under, or result in the creation or imposition of any Encumbrance upon any of the assets or properties of III Fund under (1) its memorandum or articles of association or by-laws, (2) any note, instrument, agreement, mortgage, lease, license, franchise, permit or other authorization, right, restriction or obligation to which III Fund is a party or any of the respective assets or properties of III Fund is subject or by which III Fund is bound, (3) any Court Order to which III Fund is a party or any of the assets or properties of III Fund is subject or by which III Fund is bound, or (4) any Requirements of Laws affecting III Fund or its assets or properties; provided that no representation or warranty is made in this clause (A) with respect to any matter concerning III Fund that individually could not reasonably be expected to have a Material Adverse Effect with respect to III Fund; or

                  (B) require the approval, consent, authorization or act of, or the making by III Fund of any declaration, filing or registration with, any Person.

                  (b) III Fund is the record and beneficial owner of 7,286,926 shares of Common Stock and 12 shares of Preferred Stock. All of such Common and Preferred Stock is validly issued, fully paid and nonassessable and was not issued in violation of any preemptive or similar rights. All of such shares are owned by III Fund free from all Encumbrances of any kind except for Permitted Encumbrances.

                  (c) No Finder. Neither III Fund nor any Person acting on its behalf has paid or become obligated to pay any fee or commission to any broker, finder or intermediary for or on account of the transactions contemplated by this Agreement.

                  (d) Litigation. There is no action, suit or proceeding pending, or, to the knowledge of III Fund, threatened which questions the legality or propriety of the transactions contemplated by this Agreement.

                  (e) Distributions and Payments. Since June 30, 1998, no dividends or other cash distributions have been paid or made with respect to the equity securities of the Company and the Company has not paid any amounts to its officers or employees other than regular salaries and employee benefits payable in the ordinary course of the Company's business.

                  Section 2.3 No Other Representations and Warranties of Sellers. The Buyer acknowledges and agrees that, except as expressly set forth in Sections 2.1 and 2.2 of this Agreement, neither of the Sellers has made or is making any representation or warranty, express or implied, oral or written, with respect to the Common Stock, the Preferred Stock, the Company, the Company's business and prospects, the Company's past or present financial condition, any of the Company's financial statements, assets, liabilities (fixed or contingent), its past or present compliance or failure to comply with applicable laws and regulations, the status of its relationship with third parties, including, without limitation, parties to contracts or agreements to which the Company is a party or by which it is bound, employees, federal, state or local regulatory agencies, or any other matter or matters with respect to the Company or which have affected or may effect its operations, results of operations, continuing viability or ability to conduct business. The Securities being sold to the Buyer hereunder are sold, except as stated in the preceding sentence, "as is" and "where is."

                                  ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE BUYER

                  As an inducement to the Sellers to enter into this Agreement and to consummate the transactions contemplated hereby, the Buyer hereby represents and warrants to each of the Sellers and agrees as follows:

                  Section 3.1 Organization of the Buyer. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida and has full corporate power and authority to own or lease and to operate and use its properties and assets and to carry on its business as now conducted.

                  Section 3.2 Authority of the Buyer. The Buyer has full power and authority to execute, deliver and perform this Agreement and the Buyer Ancillary Agreements. The execution, delivery and performance of this Agreement and the Buyer Ancillary Agreements by the Buyer have been duly authorized and approved by Buyer's Board of Directors. This Agreement, and the Buyer Ancillary Agreements, have each been duly authorized, executed and delivered by the Buyer and is the legal, valid and binding agreement of the Buyer enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other laws affecting the rights of creditors generally and by general principles of equity.

                  Neither the execution and delivery of this Agreement or the Buyer Ancillary Agreements or the consummation of any of the transactions contemplated hereby or thereby nor compliance with or fulfillment of the terms, conditions and provisions hereof or thereof will:

                  (i) conflict with, result in a breach of the terms, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation or a loss of rights under (1) the articles of incorporation or by-laws of the Buyer, (2) any material note, instrument, agreement, mortgage, lease, license, franchise, permit or other authorization, right, restriction or obligation to which the Buyer is a party or any of its properties is subject or by which the Buyer is bound, (3) any Court Order to which the Buyer is a party or by which it is bound or
         (4) any Requirements of Laws affecting the Buyer; or

                  (ii) require the approval, consent, authorization or act of, or the making by the Buyer of any declaration, filing or registration with, any Person.

                  Section 3.3 No Finder. Neither the Buyer nor any Person acting on its behalf has paid or become obligated to pay any fee or commission to any broker, finder or intermediary for or on account of the transactions contemplated by this Agreement.

                  Section 3.4 Investment Representations. The Buyer (a) is acquiring the Securities for its own account for investment, and not with a view to resale or distribution, in whole or in part, in violation of the Securities Act of 1933, as amended (the "Act"); (b) is not acquiring the Securities pursuant to any pre-existing agreement, plan or intention to purchase the Securities and neither the Buyer nor its Affiliates nor any Person acting on its or their behalf entered into any option, short position, equity swap or other similar instrument or position with respect to any of the Securities; (c) acknowledges and agrees that the Securities have not been registered under the Act and may be resold only (i) pursuant to an effective Registration Statement under the Act and any applicable state securities laws ("State Acts"), (ii) pursuant to an exemption from registration under the Act and any applicable State Acts or (iii) in accordance with Rule 903 or/and 904 of Regulation S under the Act; (d) understands that the Securities are being transferred to it in reliance on specific exemptions from the registration requirements of the United States federal and state securities laws and that the Sellers are relying upon the truth and accuracy of, and the Buyer's compliance with, the representations, warranties, agreements, acknowledgments, and understandings set forth in this
Section 3.4 in order to determine the availability of such exemptions and the eligibility of the Buyer to acquire the Securities; (e) will not make any sale, transfer or other disposition of the Securities in violation of the Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), any State Acts, or the rules and regulations of the SEC or any state securities commission, promulgated under any of the foregoing, and that its purchase of the Securities does not violate the Act, the Exchange Act, any State Acts, or the rules and regulations of the SEC or any state securities commission promulgated thereunder, and that all offers or sales of the Securities will be made in compliance with the foregoing or in accordance with the provisions of Rules 903 or/and 904 of Regulation S; (f) has relied solely upon an independent investigation of the Company, its business, assets, liabilities and condition made by it and its representatives and has, prior to the date hereof, been given access to and the opportunity to examine all books and records of the Company, and all material contracts and documents of the Company; (g) in making its investment decision to purchase the Securities, is not relying on any oral or written representations, warranties or assurances from the Sellers (other than as expressly set forth herein) or any other Person or any representation by the Company; (h) has such experience in business and financial matters that it is capable of evaluating the risk of its investment in the Company and determining the suitability of its investment; (i) is an accredited investor as defined in Rule 501 of Regulation D under the Act; and (j) understands and acknowledges that an investment in the Securities involves a high degree of risk. The Buyer further acknowledges (A) that there are limitations on the liquidity of the Securities and there is no public market for the Preferred Stock; and (B) that the Buyer is able to bear the economic risk of an investment in the Securities, including a possible total loss of such investment.

                  Section 3.5 Litigation. There is no action, suit or proceeding pending, or, to the knowledge of the Buyer, threatened which questions the legality or propriety of the transactions contemplated by this Agreement.

                                   ARTICLE IV

                              ADDITIONAL AGREEMENTS

                  Section 4.1 Release of Sellers and Affiliates; Insurance. (a) The Buyer hereby releases each of (a) the Sellers and III Finance, III Associates, III Offshore Advisors, James River Capital Corp. and their respective Affiliates, stockholders, partners, directors, officers, employees and agents and (b) each of the current directors, officers and employees of the Company (collectively, the "Released Parties"), from and against any debt, liability, obligation, cause of action, claim, damage, cost, Loss or Expense which (x) the Company may have, or be owed or have incurred or (y) the Buyer may have, or be owed or have incurred or be entitled to as a stockholder of the Company (whether in its own right or derivatively on behalf of the Company) in either case arising out of any act or action authorized by this Agreement or any act, failure to act or breach of duty by the Released Parties or any of them with regard to the Company or its subsidiaries at any time or prior to the date hereof (including, without limitation, the sale of the SST Shares by the Company to AVM and III Associates pursuant to the SST Stock Purchase Agreement and the expiration of the Repurchase Option), provided that nothing herein shall release any of the Released Parties with respect to any breach by any of them of the obligations set forth in this Agreement or any of the Seller Ancillary Agreements or with regard to any other acts or events occurring after the date hereof (other than acts authorized by this Agreement).

                  (b) The Buyer shall use its best efforts to cause the Company to maintain continuously in effect, for six years after the date hereof, directors' and officers' liability insurance covering those persons currently covered by the Company's policy for acts or omissions occurring at or prior to the date hereof on terms no less favorable than current coverages. The Buyer shall use its best efforts to cause the Company to pay any deductible specified by such insurance. The Buyer shall also use its best efforts to cause the Company to indemnify and hold harmless (and advance expenses to) all past and current directors, officers and employees of the Company and of its subsidiaries, for claims made within six years after the date hereof arising out of acts or omissions occurring at or prior to the date hereof, to the same extent such persons are currently indemnified by the Company pursuant to the Company's Amended and Restated Certificate of Incorporation, its By-laws and/or applicable Delaware law.

                  Section 4.2 Rights Under Existing Loan Agreements. Nothing in this Agreement or any of the Seller Ancillary Agreements shall be deemed to bar any investment fund (including, but not limited to, III Finance) advised or managed by III Associates, III Offshore Advisors or their respective Affiliates (or bar III Associates, AVM or III Offshore Advisors as agent of any such fund) from exercising any right or taking or refraining from taking any action as lender or otherwise pursuant to the Existing Loan Agreements (including, without limitation, the foreclosure of any lien or any security interest or the right to accelerate any loan or loans to the Company outstanding under any such Existing Loan Agreements or the exercise of any other right which may arise upon the occurrence or continuance of an event of default thereunder) or otherwise or subject either of the Sellers or their respective Affiliates to any liability to the Company or the Buyer in the event of the exercise of any such right or taking or refraining from taking any such action.

                  (b) The Buyer acknowledges and agrees that, except as provided in the last sentence of this clause (b), the Sellers and their Affiliates shall not be required, after the date hereof, to make any further advances to the Company under any of the Existing Loan Agreements or under or by reason of any other written or oral arrangement or course of conduct. The Buyer represents to Sellers that it has obtained or will obtain financing for the Company adequate to permit the Company to continue its present level of operations for at least 12 months. It is contemplated that III Finance shall continue, for a period not to exceed 30 days from the date hereof, to fund the acquisition of automobile finance receivables by Aegis pursuant to the terms of the Loan Warehouse Agreement (as such term is defined in the Confirmation Agreement); provided that
(i) the underwriting and other credit quality standards applied during such 30 day period shall be the same as those being applied on the date hereof and, in any event, shall be reasonably satisfactory to III Finance and (ii) the receivables generated with the proceeds of such financing shall be subject to the lien created by the Loan Warehouse Agreement in favor of III Finance.

                  Section 4.3 Repurchase Options. The Buyer acknowledges that the Repurchase Options, as amended, have expired by their terms and the Company has no financial or equity interest in SST or right to acquire SST or any of SST's outstanding securities or assets.

                  Section 4.4 No Changes in Company Capitalization. (a) The Buyer agrees that unless and until all amounts of principal and interest due and payable with respect to the Notes have been paid in full, it shall not permit the Company or any of its subsidiaries to issue (i) any equity securities (other than upon the conversion of preferred shares of the Company outstanding on the date hereof) except at a cash price (net of all related expenses) of not less than $.20 per share, or (ii) any debt or equity securities, or options, warrants or similar rights, which are convertible into, or exchangeable for, or permit the holder thereof to acquire, any equity securities of the Company or any of its subsidiaries unless the Company shall be entitled to receive upon such conversion, exchange or acquisition a cash price (net of all related expenses) of not less than $.20 per share.

                  (b) The Buyer further agrees that, unless and until all amounts of principal and interest due and payable with respect to the Notes have been paid in full, it shall not sell short any of the Securities or sell or purchase any put or call with respect thereto.

                  (c) The Buyer agrees that the full amount of any cash dividends received by it from Aegis with respect to the Securities shall be promptly paid to Sellers, pro rata, in repayment of (i) first, any accrued but unpaid interest on the Notes, and (ii) the balance, if any, any unpaid principal amount of the Notes.

                                    ARTICLE V

                                   DEFINITIONS

                  5.1. Definitions. In this Agreement, the following terms have the meanings specified or referred to in this Section 5.1 and shall be equally applicable to both the singular and plural forms.

                  "AFFILIATE" means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person; provided that the Company shall not be deemed an Affiliate of Seller.

                  "AVM" means Adams, Viner & Mosler, Ltd., a limited partnership organized under the law of Illinois.

                  "BUYER" has the meaning specified in the first paragraph of this Agreement.

                  "BUYER ANCILLARY AGREEMENTS" means the Notes, the Pledge Agreement and all other agreements, instruments and documents being or to be executed and delivered the Buyer under this Agreement or in connection herewith.

                  "COMPANY" has the meaning specified in the second paragraph of this Agreement.

                  "CONFIRMATION AGREEMENT" means the form of agreements attached have to as Exhibit III.

                  "CONVERSION SHARES" has the meaning set forth in Section
1.2(b)

                  "COURT ORDER" means any judgment, order, award or decree of any foreign, federal, state, local or other court or tribunal and any award in any arbitration proceeding.

                  "ENCUMBRANCE" means any lien (statutory or other), claim, charge, security interest, mortgage, deed of trust, pledge, hypothecation, assignment, conditional sale or other title retention agreements, preference, priority or other security agreements or preferential arrangement of any kind or nature, and any easement, encroachment, covenant, restriction, right of way, defect in title or other encumbrance of any kind.

                  "EXCHANGE ACT" has the meaning specified in Section 3.4.

                  "EXISTING LOAN AGREEMENTS" means the following agreements:
Loan and Security Agreement dated March 14, 1997 between Aegis Consumer Finance, Inc., Aegis Acceptance Corp. and III Finance Ltd., as amended, the Amended and Restated Master Loan Agreement dated April 30, 1997 among Aegis Auto Finance, Inc., Aegis Consumer Finance, Inc. and III Finance Ltd., as amended, and the Loan and Security Agreement dated as of March 14, 1997 between Aegis Auto Finance, Inc. and III Finance Ltd., as amended.

                  "EXISTING SHARES" has the meaning set forth in Section 1.2(b).

                  "EXPENSES" means any and all expenses incurred by the Buyer, the Company or any of their respective Affiliates in connection with investigating, defending or asserting any claim, action, suit or proceeding incident to any matter indemnified against hereunder by the Buyer (including court filing fees, court costs, arbitration fees or costs, witness fees, and reasonable fees and disbursements of legal counsel, investigators, expert witnesses, consultants, accountants and other professionals).

                  "GOVERNMENTAL BODY" means any foreign, federal, state, local or other governmental authority or regulatory body.

                  "HSR ACT" has the meaning specified in Section 1.2(c).

                  "LOSSES" means any and all losses, costs, obligations, liabilities, settlement payments, awards, judgments, fines, penalties, damages, expenses, deficiencies or other charges.

                  "MATERIAL ADVERSE EFFECT" means any condition, circumstance, change or effect (or any development that, insofar as can be reasonably foreseen, would result in any condition, circumstance, change or effect) that is materially adverse to the assets, business, financial condition, or results of operations of the Company, Sellers or the Buyer, as applicable.

                  "OUTSTANDING COMMON STOCK" has the meaning set forth in
Section 1.2(b).

                  "PERMITTED ENCUMBRANCES" means liens for taxes and other governmental charges and assessments arising in the ordinary course of business which are not yet due and payable.

                  "PERSON" means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization or Governmental Body.

                  "REPURCHASE OPTIONS" means the options to repurchase SST Shares provided in Section 7.8 of the SST Stock Purchase Agreement.

                  "RELEASED PARTIES" has the meaning specified in Section 4.2. "REQUIREMENTS OF LAWS" means any foreign, federal, state and local laws, statutes, regulations, rules, codes or ordinances enacted, adopted, issued or promulgated by any Governmental Body (including those pertaining to electrical, building, zoning, subdivision, land use, environmental and occupational safety and health requirements) or common law.

                  "REQUIRED PERCENTAGE" means 50.1% with reference to the Outstanding Common Stock.

                  "SECURED LOANS" means the indebtedness of the Company issued under or pursuant to the Existing Loan Agreements and secured by, among other things, a lien upon the SST Shares.

                  "SEC" means the Securities and Exchange Commission or any successor agency.

                  "SECURITIES" has the meaning specified in the preambles to this Agreement.

                  "SELLERS" has the meaning specified in the first paragraph of this Agreement.

                  "SELLERS ANCILLARY AGREEMENTS" means the Pledge Agreement, the Confirmation Agreement, and all other agreements, instruments and documents being or to be executed and delivered by the Sellers under this Agreement or in connection herewith.

                  "SST" means Systems & Services Technologies, Inc., a Delaware corporation.

                  "SST SHARES" means the Common Stock of SST owned on the date hereof by AVM and III Associates, which was subject to the Repurchase Options.

                  "SST STOCK PURCHASE AGREEMENT" means the Stock Purchase Agreement dated as of January 28, 1998 among the Company, AVM and III Associates.

                  "STATE ACTS" has the meaning specified in Section 3.4.

                  "III ASSOCIATES" means III Associates, a general partnership organized under the laws of Nevada.

                  "III FINANCE" means III Finance Ltd., a Cayman Islands corporation.

                  "III FUND" has the meaning set forth in the first paragraph of this Agreement.

                  "III GLOBAL" has the meaning set forth in the first paragraph of this Agreement.

                  "III OFFSHORE ADVISORS" means III Offshore Advisors, a Nevada general partnership.

                  5.2. Interpretation. As used in this Agreement, the word "including" means without limitation, the word "or" is not exclusive and the words "herein", "hereof", "hereby", "hereto" and "hereunder" refer to this Agreement as a whole. Unless the context otherwise requires, references herein:
(i) to Articles, Sections and Exhibits mean the Articles and Sections of and the Exhibits attached to this Agreement; (ii) to an agreements, instrument or other document means such agreements, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and by this Agreement; and (iii) to a statute means such statute as amended from time to time and includes any successor legislation thereto. The Exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. Titles to Articles and headings of Sections are inserted for convenience of reference only and shall not be deemed a part of or to affect the meaning or interpretation of this Agreement. References herein to the knowledge of a party or matters or information known to a party mean the actual knowledge of the officers of such party.

                                   ARTICLE VI

                               GENERAL PROVISIONS

                  Section 6.1 Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed given or delivered (i) when delivered personally, (ii) if transmitted by facsimile when confirmation of transmission is received, or (iii) if sent by registered or certified mail, return receipt requested, or by private courier when received; and shall be addressed as follows:

                  If to Buyer, to:
                  Prairie Boy's Investments, Inc.
                  9475 Ulmerton Road
                  Largo, Florida 33771
                  Facsimile No.:
                  Attention:

                  with a copy to:

                  Riden, Earle & Kiefner
                  City Center, North Tower
                  100 Second Avenue South
                  Suite 400
                  St. Petersburg, Florida  33701-4336
                  Facsimile No.:  813-821-3721
                  Attention:  Clifford Hunt, Esq.

                  If to Sellers, to:

                  III Global Ltd.
                  III Fund Ltd.
                  c/o III Offshore Advisors
                  250 Australian Avenue South
                  West Palm Beach, Florida 33401
                  Facsimile No.:
                  Attention:  Warren Mosler

                  with a copy to:

                  Sidley & Austin
                  One First National Plaza
                  Chicago, Illinois 60603
                  Facsimile No.:  (312) 853-7036
                  Attention:  William Kerr, Esq.


or to such other address as such party may indicate by a notice delivered to the other party hereto.

                  Section 6.2 Successors and Assigns. (a) The rights of any party under this Agreement shall not be assignable by such party without the written consent of the other parties.

                  (b) This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns. The successors and permitted assigns hereunder shall include, without limitation, in the case of Buyer, any permitted assignee as well as the successors in interest to such permitted assignee (whether by merger, liquidation (including successive mergers or liquidations) or otherwise). Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any Person other than the parties and successors and assigns permitted by this Section 6.2 any right, remedy or claim under or by reason of this Agreement.

                  Section 6.3 Entire Agreement; Amendments. This Agreement and the Exhibits referred to herein and the documents delivered pursuant hereto contain the entire understanding of the parties hereto with regard to the subject matter contained herein or therein, and supersede all prior agreements, understandings or letters of intent between or among any of the parties hereto. This Agreement shall not be amended, modified or supplemented except by a written instrument signed by an authorized representative of each of the parties hereto.

                  Section 6.4 Waivers. Any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the party or parties entitled to the benefit thereof. Any such waiver shall be validly and sufficiently given for the purposes of this Agreement if, as to any party, it is in writing signed by an authorized representative of such party. The failure of any party hereto to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

                  Section 6.5 Survival of Representations and Warranties. The representations and warranties included herein shall survive the consummation of the purchase and sale of the Securities hereunder.

                  Section 6.6 Partial Invalidity. Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.

                  Section 6.7 Execution in Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreements, and shall become binding when one or more counterparts have been signed by each of the parties hereto and delivered to each of Seller and Buyers.

                  Section 6.8 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws (as opposed to the conflicts of law provisions) of the State of Florida.

                  Section 6.9 Submission to Jurisdiction. Sellers and Buyer hereby irrevocably submit in any suit, action or proceeding arising out of or related to this Agreement or any of the transactions contemplated hereby to the non-exclusive jurisdiction of the United States District Court for the Middle District of Florida (Tampa Division) and the jurisdiction of any court of the State of Florida located in Pinellas County and waive any and all objections to jurisdiction that they may have and any claim or objection that any such court is an inconvenient forum.

                  Each party consents to service of process upon it with respect to any such action or proceeding by registered mail, return receipt requested, and by any other means permitted by applicable laws and rules.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed the day and year first above written.


                                  III GLOBAL LTD.




                                  By:  /s/ Paul H. Saunders
                                       ----------------------------
                                       Name:  Paul H. Saunders
                                       Title: Director




                                  III FUND LTD.



                                       /s/ Paul H. Saunders
                                       ----------------------------
                                  By:  Name:  Paul H. Saunders
                                       Title: Director




                                  PRAIRIE BOY'S INVESTMENTS, INC.




                                  By:  /s/ Monier Rahall
                                       ----------------------------
                                       Name:  Monier Rahall
                                       Title: Agent

                                                                       EXHIBIT I


                                 PROMISSORY NOTE

                   THIS PROMISSORY NOTE HAS NOT AND WILL NOT
                   BE REGISTERED UNDER THE SECURITIES ACT OF
                   1933, AS AMENDED (THE "SECURITIES ACT")
                   OR ANY APPLICABLE STATE SECURITIES LAWS
                   AND CANNOT BE SOLD, ASSIGNED OR
                   TRANSFERRED UNLESS IT IS REGISTERED UNDER
                   THE SECURITIES ACT AND APPLICABLE STATE
                   SECURITIES LAWS OR PURSUANT TO A
                   TRANSACTION EXEMPT FROM SUCH REGISTRATION
                   REQUIREMENTS.


February 9, 1999                                                        $_______


         For value received, subject to Section 4(b)(iii) hereof Prairie Boy's Investments, Inc., a Florida corporation (the "Company"), hereby promises to pay to the order of [III Global Ltd., a Cayman Islands corporation] [III Fund Ltd., a Cayman Islands corporation] ("Payee"), or permitted registered assigns, the principal amount of ____________ ($________), together with interest thereon calculated in accordance with the provisions of this Note.

         This Note is issued pursuant to the Stock Purchase Agreement, dated as of February 9, 1999, among the Company, _________, and Payee (the "Purchase Agreement") and secured by the Collateral pledged and assigned under the Pledge Agreement, dated February 9, 1999, between the Company, ___________ and Payee (the "Pledge Agreement"). This Note and the holder hereof are entitled to all the benefits provided thereby or referred to therein. Any defined terms used herein and not defined herein shall have the same meanings as such terms have in the Purchase Agreement.

         1. Rate of Interest; Payment. Interest (computed on the basis of a 360-day year and the actual number of days elapsed) shall accrue from and after the Maturity Date (as hereinafter defined) at the rate of six percent (6%) per annum on the unpaid principal amount of this Note outstanding from time to time on and after such date. No interest shall be payable hereunder with respect to the period from the date hereof to the Maturity Date. Thereafter interest shall be paid by the Company to Payee on the first day of each month while any principal remains outstanding under this Note.

               Interest shall accrue (unless prohibited under applicable law) on any interest which has not been paid on the date on which it is payable (at the same rate at which interest is then accruing on the principal amount of this
Note), until such time as payment therefor is actually made to the holder of this Note. Any accrued interest which has not theretofore been paid shall be paid in full on the date on which all remaining principal on this Note is paid.

         2.    Payment of Principal.

         (a) Scheduled Payment. Unless earlier paid, the principal of this Note shall be due and payable on February 10, 2000 (the "Maturity Date").

         (b)   Prepayments.

         (i) The Company may prepay without penalty all or a portion of the outstanding principal amount of this Note and shall prepay such principal amount to the extent required by Section 4.4(c) of the Purchase Agreement.

         (ii) The Company shall send written notice of its election to make a prepayment on this Note to the holder of this Note by registered or certified mail, return receipt requested, at least fifteen (15) Business Days prior to the date of prepayment. Such notice shall state the amount and the date of the prepayment. On or before the date of prepayment, the Company shall deliver to the holder of this Note the full amount which the Company intends to prepay plus interest accrued, if any, on the outstanding principal amount of this Note through the date of prepayment specified in the Company's notice.

         (c) Time of Payment. If any payment of principal or interest on this Note shall become due on a Saturday, Sunday, or legal holiday under the laws of the State of Florida, such payment shall be made on the next succeeding Business Day and such extension of time shall in such case be included in computing interest in connection with such payment.

         3. Form of Payments. Any payment to be made hereunder shall be made by wire transfer of immediately available federal funds to any account designated by the holder (or by any other manner reasonably designated by the holder).

         4.    Default.

         (a) Events of Default. An Event of Default shall mean the occurrence of one or more of the following described events:

         (i) the Company shall default in the payment of principal of or interest on this Note when due, whether at maturity, by acceleration or otherwise; or

         (ii) the Company shall default in the performance of any other covenant, condition or provision of this Note, the Purchase Agreement or the Pledge Agreement and such default shall continue for 30 days after notice thereof to the Company from the holder of this Note; or

         (iii) a proceeding shall have been instituted in a court having jurisdiction seeking a decree or order for relief in respect of the Company in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or for the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Company or for any substantial part of its property, or for the winding-up or liquidation of its affairs, and such proceeding shall remain undismissed or unstayed and in effect for a period of 90 consecutive days or such court shall enter a decree or order granting the relief sought in such proceeding; or

         (iv) the Company shall commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, shall consent to the entry of an order for relief in an involuntary case under any such law, or shall consent to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of the Company or for any substantial part of its property, or shall make a general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due, or shall take any corporate action in furtherance of any of the foregoing; or

         (v) the acceleration of the due date of indebtedness under any other obligation of the Company or any subsidiary of the Company when such accelerated indebtedness in the aggregate exceeds $1 million.

         (b) Consequences of Event of Default.

         (i) Bankruptcy. If an Event of Default specified in paragraphs (iii) or
(iv) of Section 4(a) shall occur, then the unpaid balance of this Note and interest accrued thereon shall be immediately due and payable, without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived.

         (ii) Other Defaults. If any other Event of Default shall occur and be continuing, then the holder of this Note may at its option declare the entire unpaid balance of the Note and interest accrued thereon to be forthwith due and payable, and the same shall thereupon become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived, provided that promptly after such declaration, the holder of this Note shall provide the Company with written notice of such declaration.

         (iii) Upon any such Event of Default and acceleration, the holders of this Note shall be entitled to recover the principal and interest due on this Note only from the Collateral and the proceeds thereof in accordance with the Pledge Agreement. Without limiting the generality of the foregoing, the holder of this Note shall have no recourse to or against the Company or its assets and property (other than the Collateral) with regard to any amounts due and payable under this Note.

         5. Amendment and Waiver. Except as otherwise expressly provided herein, the provisions of this Note may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the holder of this Note.

         6. Cancellation. After all principal of and accrued interest at any time owed on this Note has been paid in full, this Note shall be surrendered to the Company for cancellation and will not be reissued.

         7. Notices. Any notices or other communications required or permitted hereunder shall be sufficiently given if in writing and delivered personally or sent by telecopier, Federal Express, or registered or certified mail, postage prepaid, addressed as follows:

         If to the Payee, to
         it at:                     c/o III Offshore Advisors
                                    250 Australian Avenue South
                                    West Palm Beach, Florida  73401
                                    Attention:  Mr. Warren Mosler


         with copies to:            Sidley & Austin
                                    One First National Plaza
                                    Chicago, Illinois  60603
                                    Attention:  William Kerr, Esq.


         If to the Company, to:     Prairie Boy's Investments, Inc.
                                    9475 Ulmerton Road
                                    Largo, Florida  33771
                                    Attention:

         with copies to:            Ridan, Earle & Kiefnar
                                    City Center, North Tower
                                    100 Second Avenue
                                    Suite 400
                                    St. Petersburg, Florida  33701
                                    Attention:  Clifford Hunt, Esq.


Unless otherwise specified herein, such notices or other communications shall be deemed received (a) on the date delivered, if delivered personally, (b) two Business Days after being sent by Federal Express, if sent by Federal Express,
(c) one Business Day after being delivered, if delivered by telecopier and (d) three Business Days after being sent, if sent by registered or certified mail. Each of the parties hereto shall be entitled to specify a different address by giving notice as aforesaid to each of the other parties hereto.

         8. Severability; Waiver of Notice. Whenever possible, each provision of this Note shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Note is held to be prohibited by or invalid under applicable law in any jurisdiction, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating any other provision of this Note. To the extent permitted by law, the Company hereby waives presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note, the Purchase Agreement and the Pledge Agreement.

         9. Governing Law. This Note is being delivered and is intended to be performed in the State of Florida, and shall be construed and enforced in accordance with the internal laws (but not the law of conflicts) of such State.



                         PRAIRIE BOY'S INVESTMENTS, INC.




                         By_____________________________
                           Name
                           Title

                                                                      EXHIBIT II






                                PLEDGE AGREEMENT


                                     BETWEEN



                         PRAIRIE BOY'S INVESTMENTS, INC.
                                   AS PLEDGOR


                                       AND


                                 III FUND, LTD.
                                       AND
                                III GLOBAL, LTD.,

                               AS SECURED PARTIES



                          DATED AS OF FEBRUARY 9, 1999

                                TABLE OF CONTENTS


1.   Pledge............................................................     1

2.   Security for Liabilities..........................................     2

3.   Pledged Collateral Adjustments....................................     2

4.   Subsequent Changes Affecting Pledged Collateral...................     3

5.   Representations and Warranties....................................     3

6.   Voting Rights.....................................................     4

7.   Dividends and Other Distributions.................................     4

8.   Transfers and Other Liens.........................................     6

9.   Remedies..........................................................     6

10.  Security Interest Absolute........................................     7

11.  Lenders Appointed Attorney-in-Fact................................     8

12.  Waivers...........................................................     8

13.  Term..............................................................     8

14.  Definitions.......................................................     9

15.  Successors and Assigns............................................     9

16.  GOVERNING LAW.....................................................     9

17.  Consent to Jurisdiction; Counterclaims;
     Forum Non Conveniens..............................................     9

18.  WAIVER OF JURY TRIAL..............................................     9

19.  Waiver of Bond....................................................    10

20.  Advice of Counsel.................................................    10

21.  Severability......................................................    10

22.  Further Assurances................................................    10

23.  The Lenders' Duty of Care.........................................    10

24.  Notices...........................................................    11

25.  Amendments, Waivers and Consents..................................    11

26.  Section Headings........................................    12

27.  Execution in Counterparts...............................    12

28.  Merger..................................................    12

29.  Bailment, Agency for Possession.........................    12






                                    EXHIBITS


EXHIBIT A           --       Note

EXHIBIT B           --       Pledged Stock Certificates

EXHIBIT C           --       Form of Stock Power

                                PLEDGE AGREEMENT


                  THIS PLEDGE AGREEMENT (the "Pledge Agreement"), dated as of February 9, 1999, is executed by and among PRAIRIE BOY'S INVESTMENT, INC., a Florida corporation (the "Pledgor"), III FUND, LTD., a Cayman Islands corporation ("Fund"), and III GLOBAL, LTD., a Cayman Islands corporation ("Global" and together with Fund, the "Lenders" and each individually a "Lender"). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed to such terms in the "Stock Purchase Agreement" (as defined below).

                                   WITNESSETH:

                  WHEREAS, pursuant to a Stock Purchase Agreement dated February 9, 1999 (the "Stock Purchase Agreement") among Prairie Boy's Investment, Inc., as buyer, and III Fund, Ltd. and III Global, Ltd., as sellers, sellers sold and transferred to buyer certain shares of common and preferred stock (the "Securities") of The Aegis Consumer Funding Group, Inc., a Delaware corporation ("Aegis");

                  WHEREAS, Lender paid the purchase price for such shares with promissory notes (the "Notes") payable to the Lenders, copies of which are attached hereto as Exhibit A; and

                  WHEREAS, the Lenders required, as a condition to their entering into the Stock Purchase Agreement and consummating the sale and transfer of the Securities to Pledgor, that the Pledgor enter into this Pledge Agreement in order to create a security interest in the Securities to secure the prompt payment, when due, all of amounts which become due, and payable to Lenders on the Notes;

                  NOW, THEREFORE, for and in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Pledgor and the Lenders hereby agree as follows:

                  1. Pledge. The Pledgor hereby pledges to the Lenders, and grants to the Lenders a security interest in, the following (collectively, the "Pledged Collateral"):

                  (a) The Securities, and the certificates representing the Securities (the Securities being identified on Exhibit C), all options and warrants issued by Aegis for the purchase of shares of the stock of Aegis now or hereafter held in the name of the Pledgor (all of said capital stock, options and warrants and all capital stock held in the name of the Pledgor as a result of the exercise of such options or warrants or the conversion of the Preferred Stock being hereinafter collectively referred to as the "Pledged Stock"), herewith or hereafter delivered to the Lenders accompanied by stock powers in the form of Exhibit B attached hereto and made a part hereof (the "Powers") duly executed in blank, and all instruments and other property from time to time received, receivable or otherwise distributed in respect of, or in exchange for, any or all of the Pledged Stock;

                  (b) The property and interests in property described in
         Section 3 below; and

                  (c) All proceeds of the foregoing.

                  2. Security for Liabilities. The Pledged Collateral secures the prompt payment, performance and observance of (i) the Pledgor's obligations and liabilities under the Notes, the Stock Purchase Agreement and each agreement, document or instrument executed pursuant to or in connection with the Stock Purchase Agreement and (ii) the Pledgor's obligations and liabilities under this Pledge Agreement and each agreement, document or instrument executed pursuant to or in connection with this Pledge Agreement (all such obligations and liabilities of the Pledgor now or hereafter existing being hereinafter referred to as the "Liabilities").

                  3. Pledged Collateral Adjustments. If, during the term of this Pledge Agreement:

                  (a) Any stock dividend, reclassification, readjustment or other change is declared or made in the capital structure of Aegis, or

                  (b) Any subscription, warrants or any other rights or options shall be issued by Aegis in connection with the Pledged Collateral,

then all new, substituted and additional shares, warrants, rights, options or other securities, issued by reason of any of the foregoing, shall be immediately delivered to and held by the Lenders under the terms of this Pledge Agreement and shall constitute Pledged Collateral hereunder.

                  4. Subsequent Changes Affecting Pledged Collateral. The Pledgor represents and warrants that it has made its own arrangements for keeping itself informed of changes or potential changes affecting the Pledged Collateral (including, but not limited to, rights to convert, rights to subscribe, payment of dividends, reorganization or other exchanges, tender offers and voting rights), and the Pledgor agrees that the Lenders shall have no obligation to inform the Pledgor of any such changes or potential changes or to take any action or omit to take any action with respect thereto. The Lenders may, after the occurrence of an Event of Default, without notice and at their option, transfer or register the Pledged Collateral or any part thereof into their respective or their respective nominee's name with or without any indication that such Pledged Collateral is subject to the security interest hereunder. In addition, the Lenders may at any time exchange certificates or instruments representing or evidencing Pledged Shares for certificates or instruments of smaller or larger denominations.

                  5. Representations and Warranties. The Pledgor represents and warrants that the pledge of the Pledged Collateral pursuant to this Pledge Agreement creates a valid and perfected first priority security interest in the Pledged Collateral, in favor of the Lenders, securing the payment and performance of the Liabilities.

                  6. Voting Rights. During the term of this Pledge Agreement, and except as provided in this Section 7(b) below, the Pledgor shall have the right to vote the Pledged Stock on all corporate questions in a manner not inconsistent with the terms of this Pledge Agreement and the Notes. After the occurrence of an Event of Default, the Lenders or either of the Lenders' nominees may, at the Lenders' or such nominee's option and following written notice from the Lenders to the Pledgor, exercise all voting powers pertaining to the Pledged Collateral, including the right to take action by shareholder consent. Such authorization shall constitute an irrevocable voting proxy from the Pledgor to the Lenders or, at the Lenders' option, to the Lenders' nominees.

                  7. Dividends and Other Distributions. (a) So long as no Event of Default shall have occurred:

                  (i) The Pledgor shall be entitled to receive and retain any and all dividends and interest paid in respect of the Pledged Collateral, provided, however, that any and all

                  (A) dividends and interest paid or payable other than in cash with respect to, and instruments and other property received, receivable or otherwise distributed with respect to, or in exchange for, any of the Pledged Collateral;

                  (B) dividends and other distributions paid or payable in cash with respect to any of the Pledged Collateral on account of a partial or total liquidation or dissolution or in connection with a reduction of capital, capital surplus or paid-in surplus; and

                  (C) cash paid, payable or otherwise distributed with respect to principal of, or in redemption of, or in exchange for, any of the Pledged Collateral;

shall be Pledged Collateral, and shall be forthwith delivered to the Lenders to hold as Pledged Collateral and shall, if received by the Pledgor, be received in trust for the Lenders, be segregated from the other property or funds of the Pledgor, and be delivered immediately to the Lenders as Pledged Collateral in the same form as so received (with any necessary endorsement); and

                  (ii) The Lenders shall execute and deliver (or cause to be executed and delivered) to the Pledgor all such proxies and other instruments as the Pledgor may reasonably request for the purpose of enabling the Pledgor to receive the dividends or interest payments which it is authorized to receive and retain pursuant to clause (i) above.

                  (b) After the occurrence of an Event of Default:

                  (i) All rights of the Pledgor to receive the dividends and interest payments which it would otherwise be authorized to receive and retain pursuant to Section 7(a)(i) hereof shall cease, and all such rights shall thereupon become vested in the Lenders, which shall thereupon have the sole right to receive and hold as Pledged Collateral such dividends and interest payments;

                  (ii) All dividends and interest payments which are received by the Pledgor contrary to the provisions of clause (i) of this Section 7(b) shall be received in trust for the Lenders, shall be segregated from other funds of the Pledgor and shall be paid over immediately to the Lenders as Pledged Collateral in the same form as so received (with any necessary endorsements);

                  (iii) The Pledgor shall, upon the request of the Lenders, at Pledgor's expense, use its best efforts to obtain all necessary governmental approvals for the sale of the Pledged Collateral, as requested by the Lenders;

                  (iv) The Pledgor shall, upon the request of the Lenders, at the Pledgor's expense, do or cause to be done all such other acts and things as may be necessary to make such sale of the Pledged Collateral or any part thereof valid and binding and in compliance with applicable law.

The Pledgor will reimburse the Lenders for all expenses incurred by the Lenders, including, without limitation, reasonable attorneys' and accountants' fees and expenses in connection with the foregoing. The Pledgor agrees that, in light of the fact that federal and state securities laws impose certain restrictions on the method by which the Pledged Collateral may be sold, it will be commercially reasonable if a private sale, upon at least ten (10) days' notice to the Pledgor, is arranged so as to avoid a public offering, even though the sales price established and/or obtained at such private sale may be substantially less than prices which could have been obtained for such security on any market or exchange or in any other public sale.

                  (c) As used in this Pledge Agreement, the term "Event of Default" shall have the meaning specified in the Notes.

                  8. Transfers and Other Liens. The Pledgor agrees that it will not (i) sell or otherwise dispose of, or grant any option with respect to, any of the Pledged Collateral without the prior written consent of the Lenders or
(ii) create or permit to exist any Lien upon or with respect to any of the Pledged Collateral, except for the security interest under this Pledge Agreement.

                  9. Remedies. (a) The Lenders shall have, in addition to any other rights given under this Pledge Agreement or by law, all of the rights and remedies with respect to the Pledged Collateral of a secured party under the Uniform Commercial Code as in effect in the State of Florida. After the occurrence of an Event of Default and following written notice to the Pledgor, the Lenders (personally or through an agent) are hereby authorized and empowered to transfer and register in their name or in the name of their nominee the whole or any part of the Pledged Collateral, to exercise all voting rights with respect thereto, to collect and receive all cash dividends and other distributions made thereon, and to otherwise act with respect to the Pledged Collateral as though the Lenders were the outright owners thereof. The Pledgor hereby irrevocably constitutes and appoints each Lender as the proxy and attorney-in-fact of the Pledgor, with full power of substitution to do so, such proxy becoming effective upon the occurrence of an Event of Default and following written notice thereof; provided, however, that the Lenders shall have no duty to exercise any such right or to preserve the same and shall not be liable for any failure to do so or for any delay in doing so. In addition, after the occurrence of an Event of Default, the Lenders shall have such powers of sale and other powers as may be conferred by applicable law. With respect to the Pledged Collateral or any part thereof which shall then be in or shall thereafter come into the possession or custody of the Lenders or which the Lenders shall otherwise have the ability to transfer under applicable law, each Lender may, in its sole discretion, without notice except as specified below, after the occurrence of an Event of Default, sell or cause the same to be sold at any exchange, broker's board or at public or private sale, in one or more sales or lots, at such price as such Lender may deem best, for cash or on credit or for future delivery, without assumption of any credit risk, and the purchaser of any or all of the Pledged Collateral so sold shall thereafter own the same, absolutely free from any claim, encumbrance or right of any kind whatsoever. The Lenders may, in their own name, or in the name of a designee or nominee, buy the Pledged Collateral at any public sale and, if permitted by applicable law, buy the Pledged Collateral at any private sale. The Pledgor will pay to the Lenders all reasonable expenses

(including, without limitation, court costs and reasonable attorneys' and paralegals' fees and expenses) of, or incidental to, the enforcement of any of the provisions hereof.

                  (b) Unless any of the Pledged Collateral threatens to decline speedily in value or is or becomes of a type sold on a recognized market, the Lenders will give the Pledgor reasonable notice of the time and place of any public sale thereof, or of the time after which any private sale or other intended disposition is to be made. Any sale of the Pledged Collateral conducted in conformity with reasonable commercial practices of banks, commercial finance companies, insurance companies or other financial institutions disposing of property similar to the Pledged Collateral shall be deemed to be commercially reasonable. Notwithstanding any provision to the contrary contained herein, the Pledgor agrees that any requirements of reasonable notice shall be met if such notice is received by the Pledgor as provided in Section 25 below at least ten
(10) days before the time of the sale or disposition; provided, however, that the Lenders may give any shorter notice that is commercially reasonable under the circumstances. Any other requirement of notice, demand or advertisement for sale is waived, to the extent permitted by law.

                  (c) In view of the fact that federal and state securities laws may impose certain restrictions on the method by which a sale of the Pledged Collateral may be effected after an Event of Default, the Pledgor agrees that after the occurrence of an Event of Default, the Lenders may, from time to time, attempt to sell all or any part of the Pledged Collateral by means of a private placement restricting the bidders and prospective purchasers to those who are qualified and will represent and agree that they are purchasing for investment only and not for distribution. In so doing, the Lenders may solicit offers to buy the Pledged Collateral, or any part of it, from a limited number of investors deemed by the Lenders, in their reasonable judgment, to be financially responsible parties who might be interested in purchasing the Pledged Collateral. If the Lenders solicit such offers from not less than three (3) such investors, then the acceptance by the Lenders of the highest offer obtained therefrom shall be deemed to be a commercially reasonable method of disposing of such Pledged Collateral; provided, however, that this Section does not impose a requirement that the Lenders solicit offers from three or more investors in order for the sale to be commercially reasonable.

                  10. Security Interest Absolute. All rights of the Lenders and security interests hereunder, and all obligations of the Pledgor hereunder, shall be absolute and unconditional irrespective of:

                  (a) Any lack of validity or enforceability of the Stock Purchase Agreement, the Note or any other agreement or instrument relating thereto;

                  (b) Any change in the time, manner or place of payment of, or in any other term of, all or any part of the Liabilities, or any other amendment or waiver of or any consent to any departure from the Stock Purchase Agreement or the Note;

                  (c) Any exchange, release or non-perfection of any other collateral, or any release or amendment or waiver of or consent to departure from any guaranty, for all or any part of the Liabilities; or

                  (d) any other circumstance which might otherwise constitute a defense available to, or a discharge of, the Pledgor in respect of the Liabilities or of this Pledge Agreement.

                  11. Lenders Appointed Attorney-in-Fact. The Pledgor hereby appoints each Lender its attorney-in-fact, with full authority, in the name of the Pledgor or otherwise, after the occurrence of an Event of Default, from time to time in such Lender's sole discretion, to take any action and to execute any instrument which such Lender may deem necessary or advisable to accomplish the purposes of this Pledge Agreement, including, without limitation, to receive, endorse and collect all instruments made payable to the Pledgor representing any dividend, interest payment or other distribution in respect of the Pledged Collateral or any part thereof and to give full discharge for the same and to arrange for the transfer of all or any part of the Pledged Collateral on the books of Aegis to the name of the Lenders or their nominees.

                  12. Waivers. The Pledgor waives presentment and demand for payment of any of the Liabilities, protest and notice of dishonor or Event of Default with respect to any of the Liabilities and all other notices to which the Pledgor might otherwise be entitled except as otherwise expressly provided herein or in the Note.

                  (b) The Pledgor hereby expressly waives the benefits of any laws purporting to allow a guarantor or pledgor to revoke a continuing guaranty or pledge with respect to any transactions occurring after the date of the guaranty or pledge.

                  13. Term. This Pledge Agreement shall remain in full force and effect until the Liabilities have been fully and indefeasibly paid in cash. Upon the termination of this Pledge Agreement as provided above (other than as a result of the sale of the Pledged Collateral), the Lenders will release the security interest created hereunder and, if they then have possession of the Pledged Stock, will deliver the Pledged Stock and the Powers to the Pledgor.

                  14. Definitions. The singular shall include the plural and vice versa and any gender shall include any other gender as the context may require.

                  15. Successors and Assigns. This Pledge Agreement shall be binding upon and inure to the benefit of the Pledgor, the Lenders and their respective successors and assigns. The Pledgor's successors and assigns shall include, without limitation, a receiver, trustee or debtor-in-possession of or for the Pledgor.

                  16. GOVERNING LAW. THIS PLEDGE AGREEMENT HAS BEEN EXECUTED AND DELIVERED BY THE PARTIES HERETO IN FLORIDA. ANY DISPUTE BETWEEN THE LENDERS AND THE PLEDGOR ARISING OUT OF OR RELATED TO THE RELATIONSHIP ESTABLISHED BETWEEN THEM IN CONNECTION WITH THIS PLEDGE AGREEMENT, AND WHETHER ARISING IN CONTRACT, TORT, EQUITY, OR OTHERWISE, SHALL BE RESOLVED IN ACCORDANCE WITH THE LAWS OF THE STATE OF FLORIDA WITHOUT REGARD TO CONFLICTS OF LAWS PROVISIONS.

                  17. Consent to Jurisdiction; Counterclaims; Forum Non Conveniens. (a) Exclusive Jurisdiction. Except as provided in subsection (b) of this Section 17, the Lenders and the Pledgor agree that all disputes between them arising out of or related to the relationship established between them in connection with this Pledge Agreement, whether arising in contract, tort, equity, or otherwise, shall be resolved only by state or federal courts located in Florida, but the parties acknowledge that any appeals from those courts may have to be heard by a court located outside of Florida.

                  (b) Other Jurisdictions. The Lenders shall have the right to proceed against the Pledgor or its property in a court in any location to enable the Lenders to obtain personal jurisdiction over the Pledgor, to realize on the Pledged Collateral or any other security for the Liabilities or to enforce a judgment or other court order entered in favor of the Lenders. The Pledgor shall not assert any permissive counterclaims in any proceeding brought by the Lenders arising out of or relating to this Pledge Agreement.

                  (c) Venue; Forum Non Conveniens. Each of the Pledgor and each of the Lenders waives any objection that it may have (including, without limitation, any objection to the laying of venue or based on forum non conveniens) to the location of the court in which any proceeding is commenced in accordance with this Section 17.

                  18. WAIVER OF JURY TRIAL. EACH OF THE PLEDGOR AND THE LENDERS WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY DISPUTE, WHETHER

SOUNDING IN CONTRACT, TORT, OR OTHERWISE, BETWEEN THE LENDERS AND THE PLEDGOR ARISING OUT OF OR RELATED TO THE TRANSACTIONS CONTEMPLATED BY THIS PLEDGE AGREEMENT OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH. EITHER THE PLEDGOR OR A LENDER MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS PLEDGE AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

                  19. Waiver of Bond. The Pledgor waives the posting of any bond otherwise required of the Lenders in connection with any judicial process or proceeding to realize on the Collateral or any other security for the Liabilities, to enforce any judgment or other court order entered in favor of the Lenders, or to enforce by specific performance, temporary restraining order, or preliminary or permanent injunction, this Pledge Agreement or any other agreement or document between the Lenders and the Pledgor.

                  20. Advice of Counsel. The Pledgor represents and warrants to the Lenders that it has consulted with its legal counsel regarding all waivers under this Pledge Agreement, including without limitation those under Section 12 and Sections 17 through 19 hereof, that it believes that it fully understands all rights that it is waiving and the effect of such waivers, that it assumes the risk of any misunderstanding that it may have regarding any of the foregoing, and that it intends that such waivers shall be a material inducement to the Lenders to extend the indebtedness secured hereby.

                  21. Severability. Whenever possible, each provision of this Pledge Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but, if any provision of this Pledge Agreement shall be held to be prohibited or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Pledge Agreement.

                  22. Further Assurances. The Pledgor agrees that it will cooperate with the Lenders and will execute and deliver, or cause to be executed and delivered, all such other stock powers, proxies, instruments and documents, and will take all such other actions, including, without limitation, the execution and filing of financing statements, as the Lenders may reasonably request from time to time in order to carry out the provisions and purposes of this Pledge Agreement.

                  23. The Lenders' Duty of Care. The Lenders shall not be liable for any acts, omissions, errors of judgment or mistakes of fact or law including, without limitation, acts, omissions, errors or mistakes with respect to the Pledged Collateral, except for those arising out of or in connection with the Lenders' (i) gross negligence or willful misconduct, or (ii) failure to use reasonable care with respect to the safe custody of the Pledged Collateral in the Lenders' possession. Without limiting the generality of the foregoing, the Lenders shall be under no obligation to take any steps necessary to preserve rights in the Pledged Collateral against any other parties but may do so at its option. All expenses incurred in connection therewith shall be for the sole account of the Pledgor, and shall constitute part of the Liabilities secured hereby.

                  24. Notices. All notices and other communications required or desired to be served, given or delivered hereunder shall be made in writing or by a telecommunications device capable of creating a written record and shall be addressed to the party to be notified as follows:

if to the Pledgor, at

                  Prairie Boy's Investments, Inc.
                  9475 Ulmerton Road
                  Largo, Florida 33771
                  Attention:

if to the Lender, at

                  III Fund Ltd.
                  III Global, Ltd.
                  c/o Admiral Administration Ltd.
                  Anchorage Center, 2nd Floor
                  Grand Cayman, Cayman Islands
                  British West Indies
                  Attention: David Bree
                  Telecopy:  (345) 949-0705

with a copy to

                  III Offshore Advisors
                  250 South Australian Avenue, Suite 600
                  West Palm Beach, Florida  33401
                  Attention: Warren Mosler
                  Telecopy: (407) 655-5496

or, as to each party, at such other address as designated by such party in a written notice to the other party. All such notices and communications shall be deemed to be validly served, given or delivered (i) three (3) days following deposit in the United States mails, with proper postage prepaid; (ii) upon delivery thereof if delivered by hand to the party to be notified; (iii) one Business Day after delivery thereof to a reputable overnight courier service, with delivery charges prepaid; or (iv) upon transmission thereof with confirmation of successful transmission from the sending telecommunications device, if sent by telecommunications device.

                  25. Amendments, Waivers and Consents. No amendment or waiver of any provision of this Pledge Agreement nor consent to any departure by the Pledgor herefrom, shall in any event be effective unless the same shall be in writing and signed by each of the Lenders and then such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

                  26. Section Headings. The section headings herein are for convenience of reference only, and shall not affect in any way the interpretation of any of the provisions hereof.

                  27. Execution in Counterparts. This Pledge Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which shall together constitute one and the same agreement.

                  28. Merger. This Pledge Agreement represents the final agreement of the Pledgor with respect to the matters contained herein and may not be contradicted by evidence of prior or contemporaneous agreements, or subsequent oral agreements, between the Pledgor and the Lenders.

                  29. Bailment, Agency for Possession. Each of the Lenders hereby appoints [III Offshore Advisors] as their agent for purposes of perfecting their respective security interests and liens on the Pledged Collateral. To the extent that either Lender obtains possession of the Pledged Collateral, such Lender shall hold such Pledged Collateral as agent for itself and the other Lender.

                  IN WITNESS WHEREOF, the Pledgor and the Lenders have executed this Pledge Agreement as of the date set forth above.


                                                PRAIRIE BOY'S INVESTMENTS, INC.


                                                By:
                                                   ---------------------------
                                                   Name:
                                                        ----------------------
                                                   Title:
                                                         ---------------------



                                                III FUND, LTD.


                                                By:
                                                   ---------------------------
                                                   Name:
                                                        ----------------------
                                                   Title:
                                                         ---------------------



                                                III GLOBAL, LTD.


                                                By:
                                                   ---------------------------
                                                   Name:
                                                        ----------------------
                                                   Title:
                                                         ---------------------

                                 ACKNOWLEDGMENT


                  The undersigned hereby acknowledges receipt of a copy of the foregoing Pledge Agreement, agrees promptly to note on its books the security interests granted under such Pledge Agreement, and waives any rights or requirement at any time hereafter to receive a copy of such Pledge Agreement in connection with the registration of any Pledged Collateral in the name of the Lenders or its nominee or the exercise of voting rights by the Lenders or their nominees.


                                            THE AEGIS CONSUMER FUNDING GROUP,
                                            INC.


                                            By:
                                               -------------------------------
                                               Name:
                                                    --------------------------
                                               Title:
                                                     -------------------------

                                    EXHIBIT B
                                       to
                                PLEDGE AGREEMENT
                          dated as of February 9, 1999



                           Pledged Stock Certificates
                           --------------------------

                                   EXHIBIT C
                                       to
                                PLEDGE AGREEMENT
                          dated as of February 9, 1999



                              Form of Stock Power
                              -------------------




                                  STOCK POWER
                                  -----------


                  FOR VALUE RECEIVED, the undersigned does hereby sell, assign and transfer to _____________________________ _____ Shares of ______ Stock of
The Aegis Consumer Funding Group, Inc., a Delaware corporation, represented by Certificate No. __ (the "Stock"), standing in the name of the undersigned on the books of said corporation and does hereby irrevocably constitute and appoint ___________________________________ as the undersigned's true and lawful attorney, for it and in its name and stead, to sell, assign and transfer all or any of the Stock, and for that purpose to make and execute all necessary acts of assignment and transfer thereof; and to substitute one or more persons with like full power, hereby ratifying and confirming all that said attorney or substitute or substitutes shall lawfully do by virtue hereof.



Dated: _______________



                                              PRAIRIE BOY'S INVESTMENTS, INC.



                                              By:
                                                 ----------------------------
                                                 Title:

                                                                    EXHIBIT III


                             CONFIRMATION AGREEMENT


                  THIS CONFIRMATION AGREEMENT (this "Agreement") is entered into as of February 9, 1999 by and among AEGIS AUTO FINANCE, INC., a Delaware corporation ("AAF"), AEGIS CONSUMER FINANCE, INC. ("ACF"), a Delaware corporation, AEGIS ACCEPTANCE CORP., a Delaware corporation ("AAC"), (AAF, ACF and AAC are sometimes referred to hereinafter individually as a "Borrower" and collectively as the "Borrowers"), THE AEGIS CONSUMER FUNDING GROUP, INC. (the "Company") and III FINANCE LTD., a Cayman Islands company (the "Lender").

                  WHEREAS, pursuant to those certain "Existing Loan Agreements" described hereinbelow, Lender has extended various loans, advances and other extensions of credit to the Borrowers and/or their Affiliates, all of which have been guaranteed by the Company;

                  WHEREAS, pursuant to a stock purchase agreement dated as of February 9, 1999 (the "Stock Purchase Agreement") certain Affiliates of Lender have agreed to sell to Prairie Boy's Investments Inc. (the "Buyer") certain Common and Preferred Stock of the Company; and

                  WHEREAS, the Buyer has required, as a condition precedent to consummating the purchases under the Stock Purchase Agreement, that the Lender and the Borrowers and the Company enter into this Agreement in order to evidence the agreement of the parties hereto that, from and after the effectiveness hereof, Lender's sole recourse for payment of the Borrowers obligations under the Existing Loan Agreements shall be to the Remaining Collateral hereinafter described and that Lender shall have no continuing obligations to advance any extensions of credit under the Existing Loan Agreements; and

                  WHEREAS, each of the Lender, the Borrowers and the Company acknowledge and agree that they will benefit from the sale to Buyer of the Preferred Stock and the Common Stock and the transactions contemplated by this Agreement;

                  NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, it is agreed as follows:

                                    ARTICLE I
                                   DEFINITIONS

                  1.1 Definitions. All capitalized terms used in this Agreement which are defined in the foregoing recitals shall have the meaning set forth in such recitals and all other capitalized terms used herein without definition herein shall have the meanings set forth in the Stock Purchase Agreement. In addition to the foregoing, the following terms shall have the following meanings:

                  "ACM" means Aegis Capital Markets, Inc. (d/b/a Markets).

                  "Collateral" means all "Collateral" as such term is defined in each and any of the Existing Loan Agreements and all other property and interests of property in which a Grantor has granted or purported to grant a security interest to Lender to secure any of the Obligations, in each case together with all proceeds and products of the foregoing property and interests in property and shall include, without limitation, all "Collateral" pledged under the Lease Warehouse Agreement, all "Collateral" pledged under the Loan Warehouse Agreement and all "Collateral" or "Pledged Collateral" in which a security interest has been granted in any Security Agreement or Pledge Agreement, in each case together with all proceeds and products.

                  "Effective Date" means the date on which the conditions precedent set forth in Article III have been satisfied.

                  "Existing Loan Agreements" means the Lease Warehouse Agreement, the Loan Warehouse Agreement and the Retained Yield Loan Agreement.

                  "Financing Agreements" means the Existing Loan Agreements, the Pledge Agreements, the Security Agreements and all other promissory notes, guaranties, documents, instruments, UCC financing statements and similar documents or instruments executed in favor of the Lender in connection with the foregoing.

                  "Grantor" means each of the Company, the Borrowers and any other subsidiaries of the Company which have executed in favor of the Lender a Security Agreement or Pledge Agreement.

                  "Lease Warehouse Agreement" means that certain Loan and Security Agreement among ACF, AAC and the Lender dated as of February 28, 1994, as amended by that certain Amendment No. 1 dated as of dated as of May 25, 1994, that certain Amendment No. 2 dated as of August 23, 1994, that certain Master Amendment to Loan and Security Agreements dated as of August 24, 1995, that certain Amendment No. 4 dated as of September 13, 1995, that certain Amendment No. 5 dated as of October 18, 1995, that certain Amendment No. 6 dated as of March 12, 1997 and that certain Amendment No. 7 dated as of December 3, 1997.

                  "Loan Warehouse Agreement" means that certain Loan and Security Agreement between AAF and the Lender dated as of March 14, 1997, as amended by that certain Assignment and Amendment Agreement, dated as of April 30, 1997, that certain Amendment No. 2, dated as of May 21, 1997, that certain Amendment No. 3 dated as of February 26, 1998, that certain Amendment No. 4 dated as of May 5, 1998 and that certain Amendment No. 5 dated as of July 17, 1998.

                  "Obligations" means all of the payment obligations of the Borrowers under the Existing Loan Agreements.

                  "Pledge Agreements" means the following agreements:

                  (1) those certain Pledge Agreements executed by the Company in favor of the Lender dated as of March 14, 1997 and April 30, 1997, respectively;

                  (2) those certain Pledge Agreements executed by each of AAF, ACF and ACM in favor of the Lender dated as of March 14, 1997.

                  "Prairie Pledge Agreement" shall mean that certain Pledge Agreement executed by Buyer in favor of the Sellers pursuant to the Stock Purchase Agreement.

                  'Released Stock" means all of the Company's right, title and interest in and to the capital stock of any Borrower.

                  "Remaining Collateral" means all of the Collateral other than the Released Stock.

                  "Retained Yield Loan Agreement" means that Amended and Restated Master Loan Agreement dated as of April 30, 1997 among ACF, AAF and the Lender, as heretofore modified by that certain Amendment No. 5 to the Loan Warehouse Agreement referred to above.

                  "Security Agreements" means (i) that certain Security Agreement from AAC and ACF in favor of the Lender dated as of March 14, 1997 granting to Lender, as collateral for the obligations of AAF under the Loan Warehouse Agreement, a security interest in the Collateral previously granted under the Lease Warehouse Agreement and (ii) that certain Master Security Agreement and Amendment dated as of April 30, 1997 from AAF, ACF, ACM and the Company in favor of the Lender.

                  "Special Purpose Entities" means (i) Aegis Auto Funding Corp., Aegis Auto Funding Corp. II, and Aegis Auto Funding Corp. IV, each a Delaware corporation; (ii) Aegis Auto Receivables 1994-A, Aegis Auto Receivables 1994-2, Aegis Auto Receivables 1994-3 and Aegis Auto Receivables 1995-1, each a Delaware limited partnership; (iii) all of the grantor trusts or similar trusts established by one of the foregoing Special Purpose Entities pursuant to a master trust agreement, pooling and servicing agreement or similar agreement entered into in connection with the sales of pass-through certificates or other asset-backed securities issued by such trust or another Special Purpose Entity.

                  1.2 Interpretation. As used in this Agreement, the word "including" means without limitation, the word "or" is not exclusive and the words "herein", "hereof", "hereby", "hereto" and "hereunder" refer to this Agreement as a whole. Unless the context otherwise requires, references herein:
(i) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and by this Agreement; and (iii) to a statute means such statute as amended from time to time and includes any successor legislation thereto. Section headings are inserted for convenience of reference only and shall not be deemed a part of or to affect the meaning or interpretation of this Agreement. All words used herein shall be construed to be of such gender or number as the context may require.


                                   ARTICLE II
                           RELEASE OF LIENS AND CLAIMS

                  2.1 Release of Liens. Effective upon the Effective Date, the Lender hereby releases, discharges, retransfers and reassigns, without warranty or recourse of any kind, from the liens created under or evidenced by any of the Financing Agreements, all of Lender's right, title and interest in and to the Released Stock.

                  2.2 No Recourse. (a) Except as provided in clause (b) below, effective upon the Effective Date and anything contained in the Financing Agreements to the contrary notwithstanding, all payments to be made by any of the Borrowers for repayment of the Obligations shall be payable solely from the Remaining Collateral. If and to the extent that such Remaining Collateral is insufficient to pay all of the Obligations, then, except as otherwise expressly provided hereunder, the Lender shall have no claim in respect of such insufficiency against the Grantors or any of their respective assets or properties. Without limiting the generality of the foregoing and subject to the terms of this Agreement, the parties intend that the sole source of repayment to Lender (a) of amounts payable under the

Loan Warehouse Agreement shall be the automobile finance receivables (and other Collateral of Aegis specified therein) pledged thereunder, (b) of amounts payable under the Lease Warehouse Agreement shall be the retail automobile leases of Aegis (and other Collateral specified therein) pledged thereunder, and
(c) of amounts payable under the Retained Yield Loan Agreement shall be the retained interests in certain securitizations, and automobile finance receivables (and other Collateral specified therein) pledged thereunder, except that the parties acknowledge that the Existing Loan Agreements are cross-collateralized. Nothing in this Agreement shall be construed as a waiver or other impairment of (i) any right of Lender to bring a foreclosure action, an action for specific performance or any other appropriate action or proceeding against any Grantor to enable Lender to enforce and realize upon its interests in the Remaining Collateral; (ii) the enforcement of the security interests and rights and remedies of Lender described in the Security Agreements and the Pledge Agreements with respect to the Remaining Collateral; (iii) any right that Lender may have under Sections 506(a), 506(b), 1111(b) or any other provisions of the Bankruptcy Code to file a claim for the full amount of the Obligations or to require that all Remaining Collateral shall continue to secure all of the Obligations; or (iv) any rights Lender or any Seller may have under the Prairie Pledge Agreement. Additionally, nothing in this Agreement shall be construed to waive any claim arising from and after the date hereof by reason of or in connection with (1) any fraud or breach of trust by any Grantor or Affiliate thereof; (2) the misappropriation by any Grantor or Affiliate of any proceeds of insurance or other proceeds of the Remaining Collateral; (3) the failure of any Grantor or Affiliate to direct or pay to Lender all receipts received by Grantors with respect to the Remaining Collateral; (4) the misapplication by any Grantor or Affiliate of any proceeds of the Remaining Collateral; (5) any damage or destruction of the Remaining Collateral or any part thereof due to fire or other casualty to the extent not covered by required insurance, but only to the extent the same would have been covered by insurance if Grantors had obtained and maintained the insurance required under the Financing Agreements; (6) the amount of any Lien voluntarily placed by any Grantor of Affiliate on any Remaining Collateral; or (7) any Grantor or Affiliate contesting or in any way interfering with, directly or indirectly any foreclosure action, Uniform Commercial Code sale and/or similar enforcement proceeding or transaction commenced by Lender with respect to the Remaining Collateral or Lender's rights, powers or remedies under any of the Financing Agreements as amended hereby with respect to the Remaining Collateral.

                  (b) The foregoing clause (a) shall have no force or effect with respect to Lender in the event that the Sellers shall reacquire the Securities pursuant to the Prairie Pledge Agreement.

                  2.3 No Effect on Special Purpose Entities or Securitizations. It is expressly understood and agreed that nothing in the foregoing Sections of this Article II shall be deemed to limit Lender's or any Affiliate's rights and remedies as against any Special Purpose Entity or any assets of such Special Purpose Entity in connection with purchases by Lender or any Affiliate of Lender of pass-through certificates or other asset-backed securities issued by or on behalf of such Special Purpose Entity and that nothing in the foregoing sections of this Article II shall be deemed to limit any rights of subrogation Lender may have with respect to any claims such Special Purpose Entity may have as against any Grantor.

                  2.4 Further Funding Obligations. Each of the Borrowers hereby acknowledges and agrees that, notwithstanding anything to the contrary in the Financing Agreements or any other agreements executed before the date hereof between Lender and any of Borrowers or Borrowers' Affiliates, Lender shall, effective upon the Effective Date, have no further obligations (except as provided in Section 4.2(b) of the Stock Purchase Agreement) (i) to advance any loans or make any other extensions of credit under the Existing Loan Agreements nor (ii) to purchase any asset-backed securities issued by Borrowers or any of their Affiliates.

                  2.5 Effect of Bankruptcy. Notwithstanding the foregoing provisions of this Section II, to the extent that the Lender receives payments on, or proceeds of any Remaining Collateral for, the Obligations which are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, state or federal law, common law, or equitable cause, then, to the extent of such payment or proceeds so set aside and/or required to be repaid, the Obligations, or part thereof, intended to be satisfied by such payment or proceeds shall be revived and continue in full force and effect as against the Grantor or Grantors for whose benefit such payment or proceeds were recovered to the same extent as if (i) such payments or proceeds had not been received by Lender and (ii) the Lender had not agreed to limit its recourse hereunder in respect of the portion of the Obligations intended to be satisfied by such payment or proceeds.


                                   ARTICLE III
                              CONDITIONS PRECEDENT

                  3.1 Conditions Precedent. This Agreement shall become effective upon satisfaction of the following conditions precedent:

                  (a) Lender shall have received duly executed originals of this Agreement executed by all parties hereto;

                  (b) All conditions precedent under the Stock Purchase Agreement to Buyer's purchase of the Common Stock and the Preferred Stock shall have been satisfied and all payments and/or deliveries required to be made by Buyer thereunder in consideration of the Securities shall have been made; and

                  (c) AAF shall have entered into certain transactions in form and substance satisfactory to Lender whereby AAF shall have sold to Aegis Auto Funding Corp. IV ("AAF IV") certain of the Receivables pledged under the Loan Warehouse Agreement and certain related property and AAF IV shall have sold such Receivables and related property to a newly created trust created under the terms of that certain Amended and Restated Master Trust Agreement dated as of May 1, 1997 by and between AAF and Norwest Bank Minnesota, National Association, as Trustee.



                                   ARTICLE IV
                    COVENANTS, REPRESENTATIONS AND WARRANTIES

                  4.l Upon the effectiveness of this Agreement, each of the Borrowers hereby reaffirms all covenants, representations and warranties made by it in any of the Existing Loan Agreements to the extent the same are not amended hereby and agrees that all such covenants, representations and warranties shall be deemed to have been re-made as of the effective date of this Agreement.

                  4.2 Each of the Borrowers and the Lender each hereby represents and warrants that this Agreement constitutes its legal, valid and binding obligation, enforceable against each such party in accordance with its terms.



                                    ARTICLE V
                                  MISCELLANEOUS

                  SECTION 5.1. Reference to and Effect on the Existing Loan Agreements.

                    5.l Upon the effectiveness of this Agreement, each reference in any Existing Loan Agreement to "this Agreement", "hereunder", "hereof", "herein" or words of like import shall mean and be a reference to such Existing Loan Agreement as amended hereby, and each reference to any Existing Loan Agreement in any Financing Agreement executed and/or delivered in connection with such Existing Loan Agreement shall mean and be a reference to such Existing Loan Agreement as amended hereby.

                    5.2 Except as specifically amended above, the Existing Loan Agreements and all of the Financing Agreements
executed and/or delivered in connection therewith shall remain in full force and effect and are hereby ratified and confirmed.

                  5.3 The execution, delivery and effectiveness of this Agreement shall not operate as a waiver of any right, power or remedy of the Lender under any Existing Loan Agreement or any other agreement executed and/or delivered in connection therewith, nor constitute a waiver of any provision contained therein, except as specifically set forth herein.

                  SECTION 5.2 Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument.

                  SECTION 5.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

                  SECTION 5.4 Headings. Section headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.


                                       AEGIS AUTO FINANCE, INC.,
                                       By:_____________________________
                                          Name:
                                          Title:


                                       AEGIS CONSUMER FINANCE, INC.,
                                       By:_____________________________
                                          Name:
                                          Title:


                                       AEGIS ACCEPTANCE CORP. INC.,
                                       By:_____________________________
                                          Name:
                                          Title:


                                       THE AEGIS CONSUMER FUNDING GROUP, INC.
                                       By:_____________________________
                                          Name:
                                          Title:


                                       III FINANCE LTD, as Lender
                                       By:_____________________________
                                          Name:
                                          Title:

                                                                       EXHIBIT B


Initial Date Funds Received             30-Jan-96
Assumed Conversion Date                 19-Feb-99


Number of Days Outstanding                   1116


Closing Bid Price

        18-Feb-99                           0.035
        17-Feb-99                           0.035
        16-Feb-99                           0.025
        15-Feb-99                           0.025
        12-Feb-99                           0.025
                                    -------------
Total                                       0.145

5 Day Average                               0.029

Times                                        0.85
                                    -------------
Conversion Price                          0.02465


Common Stock per Share
 of Series C Preferred Stock                     504,909.83
Number of Series C Preferred Shares
 sold to Prairie Boy's                                12.00
Common Stock Equivalents                       6,058,917.96



                                   SUMMARY

Prior to Sale to Prairie Boy's:


                                        III Global     III Fund        Total
                                        ----------     --------        -----
Current Outstanding Common Stock                                    30,000,000
Common Stock Owned                       5,849,061     7,286,926
Percentage of outstanding                    19.50%        24.29%        43.79%
Series C Preferred Stock Owned                9.00         12.00         21.00

After Sale to Prairie Boy's:

Common Stock Outstanding                        30,000,000
Common Stock Owned
  by Prairie Boy's                              13,135,987
Percentage of Outstanding                            43.79%
Series C Preferred Stock Owned
  by Prairie Boy's                                   12.00
No. of Shares of Common Stock
  Issuable Upon Conversion of 12 shares of
  Series C Preferred Stock on
  2/19/99                                     6,058,917.96


Assuming conversion by Prairie Boy's on 2/19/99 and no other conversions, there would be 36,058,817.96 shares of Common Stock outstanding of which Prairie Boy's would own 19,194,904.96 or approximately 53%.


















                                     B-2